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                             April 10, 2023

       Paul Lalljie
       Chief Financial Officer
       2U, Inc.
       7900 Harkins Road
       Lanham, MD 20706

                                                        Re: 2U, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed
February 2, 2023
                                                            File No. 001-36376

       Dear Paul Lalljie:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Managements Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 54

   1. We note you discuss your ability to meet your working capital and capital expenditure requirements for the
next 12 months. Please expand your disclosure to address your ability to generate and
obtain adequate amounts of cash to meet your cash requirements in the long-term. We refer
to guidance in Item 303 of Regulation S-K.

       Critical Accounting Policies and Estimates
       Goodwill and Other Indefinite-lived Intangible Assets, page 60

   2. We note goodwill is significant to your balance sheet and that you had two separate impairments for the
year ended December 31, 2022. In order to provide investors with more insight into the
risk associated with goodwill impairment, please consider disclosing
 Paul Lalljie
2U, Inc.
April 10, 2023
Page 2
         goodwill balances for each reporting unit. To the extent any reporting unit is at risk of impairment, disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions.
Notes to Consolidated Financial Statements
10. Debt, page 95

3. We note your disclosure on page 96 states, "The Amended Term Loan Facilities contain a financial covenant that requires the Company to maintain minimum Recurring
         Revenues." Please tell us and disclose if you were in compliance with your debt covenants for the periods presented.
Form 8-K filed February 2, 2023

Exhibit 99.1
Reconciliation of Non-GAAP Measures, page 14

4. Your calculation of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-GAAP measure to adjusted free cash flow or something similar. Refer to Question 102.07 of the Non-GAAP Compliance and
         Disclosure Interpretations. Also, revise the title of unlevered free cash flow accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.



FirstName LastNamePaul Lalljie                                  Sincerely,
Comapany Name2U, Inc.
                                                                Division of
Corporation Finance
April 10, 2023 Page 2                                           Office of
Technology
FirstName LastName